July 21, 2009

Attn:	Jessica Plowgian
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Multiband Corporation
Preliminary Proxy Statement on Schedule 14A, Filed July 14, 2009
File No. 000-13529

Dear Ms. Plowgian;

I am further responding to your letter dated July 16, 2009. Please be advised that Multiband does not need to amend its articles of incorporation to complete its obligations pursuant to the Stock Purchase Agreement (Agreement) dated November 3, 2008. Completing the stock purchase agreement would require the issuance of ten million dollars worth of Series J preferred stock, convertible at $2.00 per share or five million common shares.  Multiband is currently authorized to issue twenty million shares. We currently have less than 9.7 million shares outstanding. We have adequate shares in reserve currently to complete the obligations pursuant to the Stock Purchase Agreement.

Multiband intends to file an additional proxy at a later date to seek shareholder approval regarding completing its obligation under the Agreement. However, this item is not an item pursuant to the current annual meeting proxy.

Multiband understands and acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned if you have any further questions.

Sincerely,

Steven Bell

General Counsel